United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Cumulus Media Inc.
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(Name of Issuer)

Class A Common Stock, $0.01 par value
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(Title of Class of Securities)

231082108
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(CUSIP Number)

December 31, 2001
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G

CUSIP No. 231082108
1.	NAME OF REPORTING PERSON.
CML Holdings, LLC
S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
(a) [X] (b) [ ]
3.	SEC USE ONLY.
4.	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	SOLE VOTING POWER.
1,527,522 (655,100 Class A and 872,422 Class C Shares)
6.	SHARED VOTING POWER.
0
7.	SOLE DISPOSITIVE POWER.
1,527,522
8.	SHARED DISPOSITIVE POWER.
0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
1,527,522
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
5.1% based on 29,210,796 Class A shares outstanding and assuming conversion of reporting person's Class C (high vote) shares into Class A shares.
12.	TYPE OF REPORTING PERSON.
OO

Schedule 13G

CUSIP No. 231082108
1.	NAME OF REPORTING PERSON.
Quaestus & Co. Inc.
S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
(a) [X] (b) [ ]
3.	SEC USE ONLY.
4.	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	SOLE VOTING POWER.
338,313 (101,000 Class A and 237,313 Class C shares)
6.	SHARED VOTING POWER.
0
7.	SOLE DISPOSITIVE POWER.
338,313
8.	SHARED DISPOSITIVE POWER.
0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
338,313
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
1.1% based on 29,210,796 Class A shares outstanding and assuming conversion of reporting person's Class C (high vote) shares into Class A shares.
12.	TYPE OF REPORTING PERSON.
CO

Schedule 13G

CUSIP No. 231082108
1.	NAME OF REPORTING PERSON.
Quaestus Partner Fund
S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
(a) [X] (b) [ ]
3.	SEC USE ONLY.
4.	CITIZENSHIP OR PLACE OF ORGANIZATION.
Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	SOLE VOTING POWER.
100,000 (Class A shares)
6.	SHARED VOTING POWER.
0
7.	SOLE DISPOSITIVE POWER.
100,000
8.	SHARED DISPOSITIVE POWER.
0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
100,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).
0.3%, based on 29,210,796 Class A shares outstanding.
12.	TYPE OF REPORTING PERSON.
PN

Schedule 13G

CUSIP No. 231082108
1.	NAME OF REPORTING PERSON.
Richard W. Weening
S.S. or IRS IDENTIFICATION NO. OF ABOVE PERSON.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
(a) [X] (b) [ ]
3.	SEC USE ONLY.
4.	CITIZENSHIP OR PLACE OF ORGANIZATION.
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5.	SOLE VOTING POWER.
3,233,987 (including options covering 30,000 Class A and 1,156,702 Class C shares).
6.	SHARED VOTING POWER.
0
7.	SOLE DISPOSITIVE POWER.
3,233,987
8.	SHARED DISPOSITIVE POWER.
0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
3,233,987
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.
N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9).

10.3%, based on 29,210,796 Class A shares outstanding and assuming conversion of reporting person's Class C (high vote) shares into Class A shares and exercise of options. Includes shares held by CML Holdings, LLC, Quaestus Partner Fund and Quaestus & Co. Inc., over which Mr. Weening exercises voting and dispositive power.

12.	TYPE OF REPORTING PERSON.
IN, HC

Schedule 13G

CUSIP No. 231082108
ITEM 1(a).	NAME OF ISSUER.
Cumulus Media Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
3535 Piedmont Road Building 14, 14th Floor Atlanta, GA 30305
ITEM 2(a).	NAME OF PERSONS FILING.
	(i) (ii) (iii) (iv)	CML Holding, LLC ("CML") Quaestus & Co. Inc. ("QCI") Quaestus Partner Fund ("QPF") Richard W. Weening ("RWW")
Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH OF THE PERSONS SPECIFIED IN 2(A) ABOVE:
400 E. Wisconsin Avenue 4th Floor Milwaukee, WI 53202
ITEM 2(c).	CITIZENSHIP.
CML is a Delaware limited liability company; QCI is a Delaware corporation; QPF is a Wisconsin limited partnership; RWW is a United States citizen.
ITEM 2(d).	TITLE OR CLASS OF SECURITIES.
Class A Common Stock, $0.01 par value
ITEM 2(e).	CUSIP NUMBER.
231082108
ITEM 3.	N/A
ITEM 4.	OWNERSHIP.
	(a)	See Row 9 of each reporting person's cover page.
	(b)	See Row 11 of each reporting person's cover page.
	(c)	Each reporting person has sole voting and dispositive power over the indicated shares.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
N/A
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
N/A
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
CML Holdings, LLC; Quaestus & Co. Inc.; Quaestus Partner Fund; Richard W. Weening.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
N/A
ITEM 10.	CERTIFICATION.
N/A

SIGNATURE.
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

CML HOLDINGS, LLC
Dated: January 11, 2002	By: /s/ Richard W. Weening Richard W. Weening, Chief Executive Officer Quaestus & Co. Inc., the Managing Member

QUAESTUS & CO. INC.
Dated: January 11, 2002	By: /s/ Richard W. Weening Richard W. Weening, Chief Executive Officer

QUAESTUS PARTNER FUND
Dated: January 11, 2002	By: /s/ Richard W. Weening Richard W. Weening, Chief Executive Officer Quaestus & Co. Inc., the General Partner

Dated: January 11, 2002	/s/ Richard W. Weening Richard W. Weening

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Cumulus Media Inc. and that this Agreement be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 11th day of January, 2002.

CML HOLDINGS, LLC
Dated: January 11, 2002	By: /s/ Richard W. Weening Richard W. Weening, Chief Executive Officer Quaestus & Co. Inc., the Managing Member

QUAESTUS & CO. INC.
Dated: January 11, 2002	By: /s/ Richard W. Weening Richard W. Weening, Chief Executive Officer

QUAESTUS PARTNER FUND
Dated: January 11, 2002	By: /s/ Richard W. Weening Richard W. Weening, Chief Executive Officer Quaestus & Co. Inc., the General Partner

Dated: January 11, 2002	/s/ Richard W. Weening Richard W. Weening